FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                      Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

For the month of Novembr 30, 2001


                           Sense Technologies Inc.
                           _______________________
              (Translation of registrant's name into English)


                         14441 DuPont Ct., Suite 103
                            Omaha, Nebraska 68144
                          _________________________
                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X           Form 40-F
                             ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the informati(on to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  X                     No
                       ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2978
                                -----------

                     SENSE TECHNOLOGIES APPOINTS NEW CEO;
           REALIGNS BOARD AND EXECUTIVE MANAGEMENT TEAM TO SUPPORT
                               STRATEGIC FOCUS

Omaha, Neb. - Nov. 26, 2001 - Sense Technologies Inc. NASDAQ (SNSG), a leading provider of rearward collision detection technology that gives drivers the ability to prevent collisions that could result in fatalities, personal injury and property damage, today announced that Mark Johnson has been named president and chief executive officer. Gerald McIlhargey who has served as president and CEO of Sense Technologies since 1991, has resigned his position as director, president and CEO. However, McIlhargey will remain a corporate advisor for the company. Sense Technologies' previously announced plans to move its corporate headquarters from Canada to the United States has resulted in today's restructuring to ensure that its leadership is in line with its financial and operational goals.

    Johnson joined Sense Technologies in 1999 and until recently served as U.S. operations manager. In this capacity, he was responsible for overseeing the company's new business and legislative initiatives.

    "With an increased number of vehicles on the road, the market for a technology that can alert drivers to potentially fatal collisions, grows exponentially," said Bruce Schreiner, director of finance for Sense Technologies. "We are confident that Mark's operational depth, experience and proven leadership will help Sense Technologies win customers, forge stronger partnerships and solidify our market position as a leading provider of rearward collision detection technology."

    Sense Technologies also announced the initiation of a search for additional board members, after accepting the resignations of all Canadian-based directors:
Gerald McIlhargey, Stan Kingshott, and George Clark. All three former board members will assume corporate advisory positions on an as needed project basis. The company will seek two independent, U.S.-based directors to restore the board to a total of five members.

    "Sense Technologies would like to thank Mr. McIlhargey for his hard work and for the significant contributions he has made to the company. Given the current economic environment and the strategic initiatives that Sense Technologies intends to pursue, these changes to our corporate management group were appropriate," said Schreiner. "We would also like to thank Mr. Kingshott and Mr. Clark for the contributions they have made as directors of Sense Technologies. We will use the vacancies created by their resignations to create a board whose members are based in the U.S. and experiences are custom tailored to the strategic direction of the company."

    Sense Technologies is in discussions with several candidates for the vacant board seats and expects to begin filling those vacancies in the near term.


ABOUT SENSE TECHNOLOGIES

Sense Technologies Inc. is a leading developer of intellectual properties encompassing microwave safety products for the automotive industry. The company is publicly traded on the NASDAQ: SNSG. For more information on Sense Technologies Inc., contact 1-888-308-8324 or visit www.sensetech.com.

FORWARD-LOOKING STATEMENTS

This press release consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and actual results could differ materially from those indicated by such forward looking statements. The Company assumes no obligation to update the information contained in this press release, whether as a result of new information, future events or otherwise.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   Sense Technologies Inc.
                                                   _______________________
                                                           Company


                                                   By:/s/Mark Johnson
December 6, 2001                                   _______________________
                                                         Mark Johnson
                                                         President


*  Print the name and title of the signing officer under his signature.